August 11, 2025

Chris Lai Ther Wei
Chief Executive Officer
Graphjet Technology
Lot 3895, Lorong 6D, Kampung Baru Subang
Seksyen U6, 40150 Shah Alam
Selangor, Malaysia

       Re: Graphjet Technology
           Form 8-K Furnished June 23, 2025
           File No. 001-41070
Dear Chris Lai Ther Wei:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing